Exhibit 4(f)
AMENDMENT NO. FIVE
TO THE
ATMOS ENERGY CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST
AMENDED AND RESTATED
EFFECTIVE AS OF JANUARY 1, 2005
     WHEREAS, ATMOS ENERGY CORPORATION (the “Company”) has heretofore amended and restated the Atmos Energy Corporation Retirement Savings Plan and Trust Amended and Restated Effective as of January 1, 2005 (the “Plan”); and
     WHEREAS, pursuant to the provisions of Section 10.01 of the Plan, the Company desires to amend the Plan to reflect recent changes in the law, including the enactment of the Pension Protection Act of 2006 (the “PPA”), the Heroes Earnings Assistance and Tax Relief Act of 2008 (“HEART”), and the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”); and
     WHEREAS, this Amendment No. Five is intended as good faith compliance with the requirements of the PPA, HEART, and WRERA, and is intended to be construed in accordance with all official authoritative guidance issued thereunder;
     NOW, THEREFORE, Atmos Energy Corporation does hereby amend the Plan as follows:
     1. Effective as of January 1, 2009, Section 2.01(j)(1) of the Plan is amended by adding the following new provision to the end of such Section:
Notwithstanding any other provision of this Section 2.01(j), if a Participant is performing service in the uniformed services (as defined in chapter 43 of title 38 of the United States Code) while on active duty for a period of more than thirty (30) days and is receiving amounts which represent all or a portion of the Compensation the Participant would have received from the Employer if the Participant were performing services for the Employer, such amounts shall be treated as Compensation for all purposes under the Plan.
     2. Effective January 1, 2008, Subsection 4.01(c) is amended by striking the final paragraph of said Subsection and substituting in lieu thereof the following:
Effective for Plan Years beginning on and after January 1, 2006 and prior to January 1, 2008, Excess Deferrals shall be adjusted for any income or loss up to the date of distribution. The income or loss allocable to Excess Deferrals is the sum of (i) the income or loss allocable to the Participant’s Salary Reduction Contributions for the Plan Year, multiplied by a fraction, the numerator of which is such Participant’s Salary Reduction Contributions for such year and the denominator of which is the Participant’s Salary Reduction Contribution Account balance attributable to Elective Deferrals without regard to any income or loss occurring during such taxable year; and (ii) 10 percent of the amount determined under (i) multiplied by the number of whole calendar months between the end of the Participant’s taxable year and the date of distribution, counting the month of distribution as a whole month if the distribution occurs after the 15th day of such month. This paragraph shall not apply for Plan Years beginning on or after January 1, 2008, or for any Plan Year beginning prior to January 1, 2006.
     3. Effective as of January 1, 2007, Section 6.02 of the Plan is hereby amended by adding the following new provision to the end thereof:
Effective from and after January 1, 2007, if a Participant dies while performing qualified military service (as defined in section 414(u) of the Code), the Participant’s Beneficiary shall be entitled to receive any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the Participant resumed and then terminated employment on account of death.
     4. Effective January 1, 2008, Subsection 6.04(f)(2) is amended by striking said Subsection and substituting in lieu thereof the following:
(2)	“Eligible retirement plan” means any of the following that accepts the distributee’s eligible rollover distribution: An individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), an annuity plan described in Code Section 403(a), a qualified trust described in Code Section 401(a), an annuity contract described in Code Section 403(b), an eligible plan under Code Section 457(b) which is maintained by a state, political subdivision of a state and which agrees to account separately for amounts transferred into such plan from this Plan, or effective January 1, 2008, a Roth individual retirement annuity described in Section 408A(b). The foregoing definition of an “eligible retirement plan” also shall apply in the case of an eligible rollover distribution to the surviving spouse, or to the spouse or former spouse who is an alternate payee under a Qualified Domestic Relations Order. Effective January 1, 2008, notwithstanding the foregoing definition of “eligible retirement plan”, if the distributee is a designated Beneficiary who is not the surviving spouse of the deceased Participant, “Eligible retirement plan” shall mean only an individual retirement account described in Code Section 408(a) , an individual retirement annuity described in Code Section 408(b), or a Roth individual retirement annuity a Roth individual retirement annuity described in Section 408A(b) that is established in the name of the deceased Participant for the benefit of the such designated Beneficiary.
     5. Effective January 1, 2009, Section 6.04(h) of the Plan is amended by inserting the following new subsection (6):
(6)	Waiver of 2009 Required Minimum Distributions. Notwithstanding the foregoing provisions of this Section 6.04(h), a Participant or Beneficiary who would have been required to receive required minimum distributions for 2009 but for the enactment of section 401(a)(9)(H) of the Code (“2009 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant’s Designated Beneficiary, or for a period of at least ten (10) years (“Extended 2009 RMDs”), will not receive those distributions for 2009 unless the Participant or Beneficiary chooses to receive such distributions.

Participants and Beneficiaries described in the preceding sentence will be given the opportunity to elect to receive the distributions described in the preceding sentence. In addition, notwithstanding any provision of the Plan to the contrary, and solely for purposes of applying the direct rollover provisions of Section 6.04(f) of the Plan, 2009 RMDs and Extended 2009 RMDs will be treated as eligible rollover distributions.
     6. Effective January 1. 2009, Section 6.06 of the Plan is amended by inserting the following new subsection (c), renumbering existing subsection (c) as subsection (d), and updating all Plan references to existing subsection (c) accordingly.
(c)	Active Duty Distribution. Effective January 1, 2009, during any period that a Participant is performing service in the uniformed services (as defined in chapter 43 of title 38 of the Code) while on active duty for a period of more than thirty (30) days, such Participant shall be entitled to elect to receive a distribution of all or a part of the portion of his Salary Reduction Contribution Account. If a participant elects to receive a distribution pursuant to this Section 6.06(c), he shall not be permitted to make any Salary Reduction Contributions pursuant to Section 4.02 during the six (6) month period beginning on the date of such distribution.
     IN WITNESS WHEREOF, the Company has caused this AMENDMENT NO. FIVE TO THE ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2005 to be executed in its name on its behalf this 16th day of December, 2009, effective as of the dates set forth herein.

ATMOS ENERGY CORPORATION
By:	/s/ ROBERT W. BEST
Robert W. Best
Chairman and Chief Executive Officer

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